SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2022

On March 3, 2023, the Board of Directors of Woori Financial Group passed the following resolution to hold the annual general meeting of shareholders (the “AGM”) on March 24, 2023.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 24, 2023; 10:00 A.M. (Korea Standard Time)

•	Venue: Woori Bank Head Office Building, Synergy Hall, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary circumstances)

•	Agenda:

1. Approval of financial statements for the fiscal year 2022(Jan 1, 2022 – Dec 31, 2022)

2. Approval of amendments to the Articles of Incorporation

3. Election of directors (2 Independent directors, 1 Executive director)

•	3-1 Candidate for Independent director : Chan-Hyoung Chung

•	3-2 Candidate for Independent director : Su-Young Yun

•	3-3 Candidate for Executive director : Jong-Yong Yim

4. Election of Independent director who will serve as an Audit Committee Member

•	Candidate for Independent director who will serve as an Audit Committee Member : Sung-Bae Ji

5. Election of Audit Committee Members who are Independent directors

•	5-1 Candidate for Audit Committee Member who is an Independent director : Chan-Hyoung Chung

•	5-2 Candidate for Audit Committee Member who is an Independent director : Su-Young Yun

•	5-3 Candidate for Audit Committee Member who is an Independent director : Yo-Hwan Shin

6. Approval of Maximum Limit on Directors’ Compensation

Agenda details

•	Appointment of Independent directors

Name	Date of Birth	Term	Appointment	Career Background	Other Positions Held (Institution Name and Title) Note1)
Chan-Hyoung Chung	February 1956	From the end of the AGM for FY2022 to the end of the AGM for FY2023	Re Appointment	2019-Current - Independent Director, Woori Financial Group 2018-Current - Independent Director, Woori Bank 2018-2019 - Advisor, POSCO Capital 2015-2018 - CEO, POSCO Capital	- Independent Director, Woori Bank

Su-Young Yun	December 1961	From the end of the AGM for FY2022 to the end of the AGM for FY2024	New Appointment	2016-2019 - Vice President, KIWOOM Securities Corp. (General Executive Director of Retail Business, Executive Director of Strategy Planning) 2010-2015 - CEO, KIWOOM Asset Management	-

Note 1) Only includes positions held as a director, executive officer, or auditor

•	Appointment of an Executive director

Name	Date of Birth	Term	Appointment	Career Background
Jong-Yong Yim	August 1959	From the end of the AGM for FY2022 to the end of the AGM for FY2025	New Appointment

2021-Current - Affiliated Professor, Department of Economics, Seoul National University

2020-Current - Advisor, Yulchon LLC

2018-2022 - Special Professor, Yonsei University Graduate School of Economics

2015-2017 - Chairman, Financial Services Commission

2013-2015 - CEO, NongHyup Financial Group

•	Appointment of an Independent director who will serve as an Audit Committee Member

Name	Date of Birth	Term	Appointment	Career Background	Other Positions Held (Institution Name and Title) Note1)
Sung-Bae Ji	July 1967	From the end of the AGM for FY2022 to the end of the AGM for FY2024	New Appointment	2001-Current - CEO, IMM Investment Corp. 2021-2023 - Chairman, the 14th Korean Venture Capital Association 2000-2023 - CEO, IMM&Co	- CEO, IMM Investment Corp.

Note 1) Only includes positions held as a director, executive officer, or auditor

•	Appointment of Audit Committee Members who are Independent directors

Name	Date of Birth	Term	Appointment	Career Background	Other Positions Held (Institution Name and Title) Note1)
Chan-Hyoung Chung	February 1956	From the end of the AGM for FY2022 to the end of the AGM for FY2023	Re Appointment	2019-Current - Independent Director, Woori Financial Group 2018-Current - Independent Director, Woori Bank 2018-2019 - Advisor, POSCO Capital 2015-2018 - CEO, POSCO Capital	- Independent Director, Woori Bank

Su-Young Yun	December 1961	From the end of the AGM for FY2022 to the end of the AGM for FY2024	New Appointment	2016-2019 - Vice President, KIWOOM Securities Corp. (General Executive Director of Retail Business, Executive Director of Strategy Planning) 2010-2015 - CEO, KIWOOM Asset Management	-

Yo-Hwan Shin	December 1962	From the end of the AGM for 2022 to the end of the AGM for FY2023	New Appointment	2022 - Current - Independent Director, Woori Financial Group 2020 - 2022 - Advisor, Shinyoung Securities Co., Ltd. 2017 - 2020 - CEO, Shinyoung Securities Co., Ltd. 2015 - 2017 - General Executive Director, Shinyoung Securities Co., Ltd. 2011 - 2015 -Executive Director, Retail Business Headquarter, Shinyoung Securities Co., Ltd.	-

Note 1) Only includes positions held as a director, executive officer, or auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 3, 2023	By:	/s/ Sang-Wook Chun
(Signature)
Name: Sang-Wook Chun
Title: President